SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                          ILLINOIS CENTRAL CORPORATION

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                                (Name of Issuer)

                                  Common Stock,

                                 $.001 Par Value

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                         (Title of Class of Securities)

                                    136375102

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                                 (CUSIP Number)

                             Winthrop B. Conrad, Jr.

                              Davis Polk & Wardwell

                              450 Lexington Avenue

                               New York, NY 10017

                            Tel. No.: (212) 450-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 13, 1998

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             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
        13D, and is filing this schedule because of Rule 13d- 1(b)(3) or
                        (4), check the following box |_|.

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

                                       13D

CUSIP No. 136375102                                          Page 2 of 16 pages
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         (1)      Names of Reporting Persons

                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Blackhawk Merger Sub, Inc.

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         (2)      Check the Appropriate Box if a Member of a Group      (a) |X|
                                                                        (b) |_|

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         (3)      SEC Use Only

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         (4)      Source of Funds

                  WC, AF

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         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                     |_|

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         (6)      Citizenship or Place of Organization

                  Delaware

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Number of           (7)   Sole Voting Power                0
Shares
Beneficially        (8)   Shared Voting Power              46,051,761
Owned by
Each                (9)   Sole Dispositive Power           0
Reporting
Person with         (10)  Shared Dispositive Power         46,051,761



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         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  46,051,761

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         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                            |_|
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         (13)     Percent of Class Represented by Amount in Row (11)

                  74.4%

                  *See response to Item 5 below.

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         (14)     Type of Reporting Person

                  CO

                                       13D

CUSIP No. 136375102                                           Page 3 of 16 pages
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         (1)      Names of Reporting Persons

                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Grand Trunk Corporation

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         (2)      Check the Appropriate Box if a Member of a Group      (a) |X|
                                                                        (b) |_|

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         (3)      SEC Use Only

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         (4)      Source of Funds

                  WC, AF, BK

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         (5)      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e)                            |_|

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         (6)      Citizenship or Place of Organization

                  Delaware

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Number of           (7)   Sole Voting Power                0
Shares
Beneficially        (8)   Shared Voting Power              46,051,761
Owned by
Each                (9)   Sole Dispositive Power           0
Reporting
Person with         (10)  Shared Dispositive Power         46,051,761



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         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  46,051,761

--------------------------------------------------------------------------------

         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                            |_|
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         (13)     Percent of Class Represented by Amount in Row (11)

                  74.4%

                  *See response to Item 5 below.

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         (14)     Type of Reporting Person

                  CO, HC

                                       13D

CUSIP No. 136375102                                           Page 4 of 16 pages
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         (1)      Names of Reporting Persons

                  S.S. or I.R.S. Identification Nos. of Above Persons

                  Canadian National Railway Company

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         (2)      Check the Appropriate Box if a Member of a Group      (a) |X|
                                                                        (b) |_|

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         (3)      SEC Use Only

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         (4)      Source of Funds

                  WC, BK

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         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                     |_|

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         (6)      Citizenship or Place of Organization

                  Canada

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Number of           (7)   Sole Voting Power                0
Shares
Beneficially        (8)   Shared Voting Power              46,051,761
Owned by
Each                (9)   Sole Dispositive Power           0
Reporting
Person with         (10)  Shared Dispositive Power         46,051,761



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         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  46,051,761

--------------------------------------------------------------------------------

         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                            |_|
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         (13)     Percent of Class Represented by Amount in Row (11)

                  74.4%

                  *See response to Item 5 below.

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         (14)     Type of Reporting Person

                  CO, HC

                                       13D

CUSIP No. 136375102                                           Page 5 of 16 pages
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         (1)      Names of Reporting Persons

                  S.S. or I.R.S. Identification Nos. of Above Persons

                  The Bank of New York, as Voting Trustee

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         (2)      Check the Appropriate Box if a Member of a Group     (a)  |_|
                                                                       (b)  |_|

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         (3)      SEC Use Only

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         (4)      Source of Funds

                  N/A

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         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                     |_|

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         (6)      Citizenship or Place of Organization

                  New York

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Number of           (7)   Sole Voting Power                0
Shares
Beneficially        (8)   Shared Voting Power              46,051,761
Owned by
Each                (9)   Sole Dispositive Power           0
Reporting
Person with         (10)  Shared Dispositive Power         46,051,761



--------------------------------------------------------------------------------

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  46,051,761

--------------------------------------------------------------------------------

         (12)     Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares                                            |_|
--------------------------------------------------------------------------------


         (13)     Percent of Class Represented by Amount in Row (11)

                  74.4%

                  *See response to Item 5 below.

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         (14)     Type of Reporting Person

                  BK

         Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.001 per share (the "IC Common Stock"), of Illinois Central Corporation, a Delaware corporation ("IC"). The principal executive offices of IC are located at 455 North Cityfront Plaza, Chicago, Illinois 60611-5504.

         Item 2.  Identity and Background.

         This statement is filed by Blackhawk Merger Sub, Inc. ("Merger Sub"), Grand Trunk Corporation ("GTC"), Canadian National Railway Company ("CN") and The Bank of New York (the "Trustee"; CN, GTC, Merger Sub and the Trustee, collectively, the "Reporting Persons"). Merger Sub is a wholly-owned subsidiary of GTC and GTC is a wholly-owned subsidiary of CN. Merger Sub and GTC are organized under the laws of Delaware. CN is organized under the laws of Canada. The Trustee is organized under the laws of New York. The address of the principal business and principal office of Merger Sub, GTC and CN is 935 de La Gauchetiere Street West, Montreal, Quebec, Canada H3B 2M9. The address of the principal corporate trust office of the Trustee is 101 Barclay Street, New York, New York 10286.

         CN operates the larger of Canada's two principal railroads and is the sixth largest railroad in North America based on its 1997 annual revenues. GTC is a holding company for CN's operations in the United States. Merger Sub was incorporated on February 3, 1998 and to date has engaged in no activities other than those undertaken in connection with the Offer (as defined in Item 4) and the Merger (as defined in Item 4). The Trustee's principal business is the provision of commercial banking, custody, trust and other financial services. Pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Exchange Act, the Trustee hereby declares that the filing of this statement shall not be construed as an admission that the Trustee is for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this statement.

         During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Consideration

         The total amount of funds required by CN and Merger Sub to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately US$1.8 billion. Merger Sub obtained the necessary funds from capital contributions and advances made directly or indirectly by CN and the U.S. Borrower (as defined below), including borrowings under the Credit Facilities referred to below. CN and certain of its subsidiaries have entered into two credit agreements each dated as of March 16, 1998 (collectively, the "Loan Agreements") with Goldman Sachs Canada Credit Partners Co. ("Goldman Canada"), Goldman Sachs Credit Partners L.P. ("Goldman Credit LP") and Bank of Montreal ("BMO") and certain other lenders (with Goldman Credit LP, Goldman Canada and BMO, the "Lenders") pursuant to which the Lenders severally committed to provide senior credit facilities (the "Credit Facilities") in an aggregate principal amount of up to US$1.8 billion. A copy of each Loan Agreement is filed as an exhibit to this filing and is incorporated herein by reference, and the following summary of the Loan Agreements and the Credit Facilities provided for herein is qualified in its entirety by reference thereto.

         The borrowers under the Credit Facilities are CN and a U.S. subsidiary of CN (the "U.S. Borrower" and, together with CN, the "Borrowers"). CN, at its option, may add other subsidiaries as borrowers under the Credit Facilities. The Credit Facilities in the aggregate consist of a US$800 million term loan facility (the "Term Facility") and a US$1 billion revolving credit facility (the "Revolving Facility"). At the option of CN, a portion of the Revolving Facility is available in Canadian Dollars. In addition, up to $200 million of the Revolving Facility will be available for letters of credit. Proceeds of borrowing under the Credit Facilities are to be used to finance the Offer, will be used to pay related fees and expenses in connection therewith and with the Merger, to finance certain outstanding indebtedness of CN and, in the case of the Revolving Facility only, may also be used for general corporate purposes, including working capital purposes and commercial paper backstop. On March 24, 1998, CN and the U.S. Borrower will draw down funds under the Term Facility and the Revolving Facility, which together with existing working capital, will be used to purchase the shares of IC Common Stock pursuant to the Offer.

     Borrowings under the Credit Facilities will mature, one year in the case of the Term Facility, or five years in the case of the Revolving Facility, from the date of initial drawdown under the Credit Facilities, and will bear interest at a rate per annum equal to, at the option of the Borrowers, (i) the Eurodollar Rate plus a margin (the "Applicable Margin"), initially expected to be 0.275% per annum, which will vary based on CN's unsecured long term senior debt rating,
(ii) the Base Rate and (iii) in the case of Revolving Facility borrowings in Canadian Dollars only, the Canadian Bankers Acceptance Rate plus the Applicable Margin; provided that during any period when more than $900 million of the Credit Facilities in the aggregate are drawn and outstanding, the Applicable Margin shall be increased by 0.05% per annum. The Credit Facilities provide for a facility fee payable on the aggregate amount of the Revolving Facility (whether drawn or undrawn) and the aggregate outstanding principal amount of the loans under the Term Facility at a rate per annum that is initially expected to be 0.125% and that will vary based on CN's unsecured long term senior debt rating. The Credit Facilities contain certain negative covenants applicable to CN and its subsidiaries, including, without limitation, restrictions on liens and mergers and acquisitions and the following financial covenants; maximum debt to total capitalization, minimum tangible net worth requirement and, solely if CN's unsecured long term senior debt ratings remains below a certain threshold, minimum fixed charge coverage.

         All borrowings and issuances of letters of credit under the Credit Facilities, including the initial borrowings, are subject to the satisfaction or waiver of certain conditions, including, without limitation: (i) the accuracy of representations and warranties, (ii) the absence of any default or event of default under the Credit Facilities and (iii) the non-occurrence of any material adverse change in respect of CN or IC.

     Amounts outstanding under the Credit Facilities are cross-guaranteed by CN and the other Borrower and by all present and future material subsidiaries of CN, provided that IC and its subsidiaries are not required to provide any such guarantees until permitted by law to do so and Canadian National Railway Properties Inc. has provided such guarantee only to the extent permitted by applicable law for borrowers other than CN. The terms of the Credit Facilities provide that, while the Voting Trust is in effect, net proceeds generated from sales of shares of IC Common Stock or from asset sales by IC and its subsidiaries (subject to certain exceptions) actually received by CN and its subsidiaries (other than any subsidiaries held through the Voting Trust) are to be applied first to repay outstandings under the Term Facility and second to repay outstandings under the Revolving Facility and to reduce commitments thereunder, unless, in the case of the Revolving Facility, at the time of receipt of such proceeds CN's unsecured long-term senior debt rating is above a certain threshold and the commitments under the Revolving Facility do not exceed US$700 million.

         Pursuant to the Loan Agreements and the commitment letter related thereto, CN paid certain fees to Goldman Canada, Goldman Credit L.P. and BMO and has agreed to reimburse the Lenders for certain expenses and to provide certain indemnities, as is customary for commitments of the type described herein.

         Item 4.  Purpose of the Transaction

         On February 10, 1998, CN, Merger Sub and Illinois Central Corporation ("IC") entered into an Agreement and Plan of Merger (the "Merger Agreement"), as amended on March 4, 1998, whereby CN will acquire IC for a purchase price of approximately $1.8 billion payable as to 75% in cash and 25% in common shares of CN. As a first-step in the acquisition, on February 13, 1998, CN and Merger Sub launched their cash tender offer (the "Offer") for up to 46,051,761 shares of IC Common Stock (representing approximately 75% of the outstanding shares of IC) at a cash price of $39.00 per share. On March 13, 1998, Merger Sub successfully completed its Offer. The Merger Agreement also provides for a second-step merger (the "Merger") of Merger Sub with and into IC, with IC, as the surviving corporation (the "Surviving Corporation"), becoming an indirect wholly-owned subsidiary of CN. Pursuant to the Merger Agreement, the remaining 25% of the shares of IC Common Stock not acquired in the Offer will be exchanged for shares of CN common stock with a value equal to the same cash price paid in the tender offer, subject to certain collar arrangements.

         Pursuant to the Merger Agreement, the shares of IC Common Stock acquired in the Offer, as well as those of the Surviving Corporation to be acquired in the Merger, will be placed, upon completion of the Offer, in an irrevocable voting trust (the "Voting Trust") pending approval of the transaction by the United States Surface Transportation Board (the "STB"). CN, Merger Sub and the Trustee have entered into a voting trust agreement (the "Voting Trust Agreement") dated as of March 13, 1998, pursuant to which, inter alia, the Trustee has agreed to act as trustee (the "Trustee") of the Voting Trust.

         Following the Offer, Merger Sub beneficially owns approximately 74.4% of the outstanding shares of IC Common Stock. Therefore, Merger Sub (through the voting trust arrangements) has sufficient voting power under Delaware law to effect the adoption of the Merger Agreement without the affirmative vote or written consent of any other IC stockholder. The Merger is expected to be consummated during the second calendar quarter of 1998.

         Pursuant to the terms of the Merger Agreement, CN and IC will file an application with the STB prior to the end of the second quarter of 1998 to seek approval by the STB of CN's acquisition of control of IC. STB approval may take up to 15 months and CN and IC intend to request the STB to expedite the approval process. STB approval is expected in early 1999.

         Pursuant to the Merger Agreement, IC has granted registration rights to CN that entitles CN to three registration rights within three years from the termination of the Merger Agreement in order to allow CN to sell or dispose of any or all of the shares held in the Voting Trust.

         Pursuant to the terms of the Merger Agreement, CN will (i) appoint Mr.
E. Hunter Harrison (formerly the President and Chief Executive Officer and a director of IC) to the position of Chief Operating Officer of CN, and (ii) appoint Messrs. Gilbert H. Lamphere (formerly IC's Chairman of the Board of Directors) and Alexander P. Lynch (formerly a director of IC) to the Board of Directors of CN. Messrs. Lamphere, Lynch and Harrison have resigned from their positions with IC.

         Pursuant to the terms of the Merger Agreement, and subject to the rules, regulations and practices of the STB, CN has appointed Mr. Edward D. Sleven, an individual who was previously identified to IC and reasonably satisfactory to the Board of Directors of IC, to the Board of Directors of IC immediately following the resignations of Messrs. Lamphere and Lynch from the Board of Directors of IC. Mr. Sleven is independent of CN.

         Following the Merger, the shares of IC Common Stock will be delisted from the NYSE and deregistered under the Exchange Act.

         Item 5.  Interest in the Securities of the Issuer.

         (a) As of March 13, 1998, pursuant to the Offer, Merger Sub had acquired, and for purposes of Rule 13d-3 promulgated under the Exchange Act may be deemed to own beneficially, 46,051,761 shares of IC Common Stock, representing approximately 74.4% of the total number of shares of IC Common Stock outstanding.

         GTC, as the sole stockholder of Merger Sub, has the power to direct the voting and disposition by Merger Sub of the shares of IC Common Stock owned by Merger Sub.

         CN, as the sole stockholder of GTC, has the power to control the actions of GTC with respect to the voting and disposition of the shares of IC Common Stock owned by Merger Sub. Accordingly, each of CN, GTC and Merger Sub may be deemed to have shared voting and dispositive power with respect to the 46,051,761 shares of IC Common Stock beneficially owned by Merger Sub.

         The Trustee, in its capacity as Trustee of the Voting Trust, holds the 46,051,761 shares of IC Common Stock acquired by Merger Sub in the Offer in trust on behalf of Merger Sub, pursuant to the provisions of the Voting Trust Agreement. Accordingly, the Trustee may be deemed to have shared voting and dispositive power with respect to such shares of IC Common Stock beneficially owned by Merger Sub.

         (b) Except as otherwise described herein, the Reporting Persons do not have any sole or shared power to vote or to direct the vote of any shares of IC Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of IC Common Stock.

         (c) Except for the transactions described in Item 4 hereof, no transactions in shares of IC Common Stock have been effected during the past 60 days by any Reporting Persons nor by any other person controlling any Reporting Persons.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In addition to the Voting Trust Agreement and the arrangements described in Item 4, in connection with the transaction, Mr. Lamphere and Mr. Lynch have each entered into agreements with CN pursuant to which Messrs. Lamphere and Lynch have each agreed to roll-over 100% of their existing options to purchase shares of IC Common Stock into options to purchase shares of CN Common Stock and to vote their shares of IC Common Stock in favor of the adoption by the stockholders of the Merger Agreement. Mr. Lamphere has also agreed to acquire, within 90 days following the date of the consummation of the Merger, at least 98,150 (including any shares of CN Common Stock received pursuant to the Merger) shares of CN common stock; provided that Mr. Lamphere is not obligated to invest an amount in excess of $7,000,000 (including the spread value of the options rolled-over to CN options). Any required acquisitions of shares by Mr. Lamphere (other than pursuant to the Merger) will be made in the open market at market prices.

         Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of IC, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or, or the giving or withholding of proxies.

         Item 7.  Material Filed as Exhibits.

 2. Agreement and Plan of Merger dated as of February 10, 1998 among CN, Merger Sub and IC, as amended by Amendment No. 1 dated as of March 4, 1998.*

 4.1 Voting Trust Agreement dated March 13, 1998 among CN, Merger Sub and The Bank of New York.****

 4.2 $1,080,000,000 Credit Agreement by and among CN and the other parties thereto, dated as of March 16, 1998.****

 4.3 $720,000,000 Credit Agreement by and among GTC and the other parties thereto, dated as of March 16, 1998.****

10.1. Investment Commitment Agreement dated as of February 10, 1998 between CN and Gilbert H. Lamphere.**

10.2 Investment Commitment Agreement dated as of February 10, 1998 between CN and Alexander P. Lynch.***

--------
     * Filed as Exhibit (c)(1) to IC's Schedule 14D-9 filed on February 13, 1998 and incorporated herein by reference.

      ** Filed as Exhibit (c)(3) to IC's Schedule 14D-9 filed on February 13, 1998 and incorporated herein by reference.

      *** Filed as Exhibit (c)(4) to IC's Schedule 14D-9 filed on February 13, 1998 and incorporated herein by reference.

      **** Filed herewith.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: March 23, 1998

                                        CANADIAN NATIONAL RAILWAY
                                        COMPANY

                                     By:  /s/ Brigitte K. Catellier
                                        ------------------------------------
                                        Name: Brigitte K. Catellier
                                        Title:   Associate Secretary

                                        GRAND TRUNK CORPORATION

                                     By:   /s/ Brigitte K. Catellier
                                        ------------------------------------
                                        Name: Brigitte K. Catellier
                                        Title:   Assistant Secretary

                                        BLACKHAWK MERGER SUB, INC.

                                     By:   /s/ Brigitte K. Catellier
                                        ------------------------------------
                                        Name:    Brigitte K. Catellier
                                        Title:   Secretary


     The filing of this statement by The Bank of New York shall not be construed as an admission that The Bank of New York is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities described in this Schedule 13D.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate with respect to The Bank of New York and the Voting Trust.

                                        THE BANK OF NEW YORK,
                                            solely as Voting Trustee

                                     By:  /s/ W.T. Cunningham
                                        ------------------------------------
                                        Name:  W.T. Cunningham
                                        Title: Vice-President